ATLANTIC POWER CORPORATION

200 Clarendon Street, Floor 25

Boston, MA 02116

(617) 977-2400

May 18, 2012
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:                             Atlantic Power Corporation
Registration Statement on Form S-4 (SEC File No. 333-181548)

Filed on May 18, 2012

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-4 (the “Registration Statement”) of Atlantic Power Corporation, a corporation continued under the laws of the Province of British Columbia (the “Issuer”) and those certain guarantors listed in the Table of Registrant Guarantors in the Registration Statement (the “Guarantors” and, together with the Issuer, the “Registrants”), relating to the Issuer’s offer to exchange (the “Exchange Offer”) registered 9% Senior Notes due 2018 (“Exchange Notes”) for any and all of the Issuer’s outstanding, unregistered 9% Senior Notes due 2018, the Registrants hereby make the following representations:

(1)                                 The Registrants are registering the Exchange Notes (and the related subsidiary guarantees) and making the Exchange Offer in reliance on the position of the staff of the United States Securities and Exchange Commission (the “Commission”) enunciated in the Exxon Capital Holdings Corporation (available May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated (available June 5, 1991) (the “Morgan Stanley Letter”) as interpreted in the Commission’s letter to Shearman & Sterling (available July 2, 1993) (the “Shearman & Sterling Letter” and, collectively, with the Exxon Capital Letter and the Morgan Stanley Letter, the “Letters”) no-action letters;

(2)                                 The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Registrants’ knowledge and belief without independent investigation, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of Exchange Notes.  In this regard, the Registrants will disclose to each person participating in the Exchange Offer that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes, such person (i) could not rely on the staff position enunciated in the Exxon Capital Letter or interpretive letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.  The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

(3)                                 No broker-dealer has entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Notes. The Registrants will disclose to each person participating in the Exchange Offer (through the Exchange Offer prospectus) that any broker-dealer who receives the Exchange Notes for its own account pursuant to the Exchange Offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes. The Registrants will also include in the letter of transmittal to be executed by each holder participating in the Exchange Offer that each broker-dealer that receives the Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes and that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

Atlantic Power Corporation

By:	/s/ Barry E. Welch
Name:	Barry E. Welch
President and Chief Executive Officer